Mercedes-Benz Auto Lease Trust 2023-A
Investor Report
Collection Period Ended   31-May-2025

Amounts in USD

Dates

Collection Period No.	25				
Collection Period (from... to)	1-May-2025	31-May-2025			
Determination Date	12-Jun-2025				
Record Date	13-Jun-2025				
Payment Date	16-Jun-2025				
Interest Period of the Class A-1 Notes (from... to)	15-May-2025	16-Jun-2025	Actual/360 Days	32	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2025	15-Jun-2025	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	355,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	493,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	463,100,000.00	229,618,926.40	187,539,588.62	42,079,337.78	90.864474	0.404966
Class A-4 Notes	77,900,000.00	77,900,000.00	77,900,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,389,000,000.00**	**307,518,926.40**	**265,439,588.62**	**42,079,337.78**		
Overcollateralization	193,911,701.69	193,906,683.46	193,906,683.46			
Total Securitization Value	**1,582,911,701.69**	**501,425,609.86**	**459,346,272.08**			
present value of lease payments	794,491,414.69	153,394,255.90	136,531,385.09			
present value of Base Residual Value	788,420,287.00	348,031,353.96	322,814,886.99			

	Amount	Percentage
Initial Overcollateralization Amount	193,911,701.69	12.25%
Target Overcollateralization Amount	193,906,683.46	12.25%
Current Overcollateralization Amount	193,906,683.46	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.240000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.740000%	906,994.76	1.958529	42,986,332.54	92.823003
Class A-4 Notes	4.710000%	305,757.50	3.925000	305,757.50	3.925000
Total		**1,212,752.26**		**$43,292,090.04**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,503,766,116.61	422,280,024.78	380,200,687.00

Available 2023-A Collections		**Distribution on the Exchange Note**	
Lease Payments Received	13,422,684.32	(1) Total Servicing Fee	417,854.67
Net Sales Proceeds-early terminations (incl Defaulted Leases)	26,249,087.42	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	12,585,960.42	(2) Exchange Note Interest Distributable Amount (5.25%)	1,847,475.11
Excess wear and tear included in Net Sales Proceeds	23,001.26	(3) Exchange Note Principal Distributable Amount	42,079,337.78
Excess mileage included in Net Sales Proceeds	125,514.11	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	52,257,732.16		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	187,782.79	(5) Remaining Funds Payable	8,100,847.39
Total Available Collections	**52,445,514.95**	**Total Distribution**	**52,445,514.95**

Available Funds ABS Notes		**Distributions ABS Notes**	
		(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Total Exchange Note Payments	43,926,812.89	(2) Interest Distributable Amount Class A Notes	1,212,752.26
Reserve Account Draw Amount	0.00	(3) Priority Principal Distribution Amount	0.00
Total Available Funds	**43,926,812.89**	(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	42,079,337.78
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	634,722.85
		Total Distribution	**43,926,812.89**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	417,854.67	417,854.67	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,212,752.26	1,212,752.26	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	906,994.76	906,994.76	0.00
thereof on Class A-4 Notes	305,757.50	305,757.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,212,752.26	1,212,752.26	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	42,079,337.78	42,079,337.78	0.00
Principal Distribution Amount	42,079,337.78	42,079,337.78	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,957,279.25
Reserve Fund Amount - Beginning Balance	3,957,279.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,448.99
minus Net Investment Earnings	13,448.99
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,957,279.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,448.99
Net Investment Earnings on the Exchange Note	
Collection Account	174,333.80
Investment Earnings for the Collection Period	187,782.79

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,582,911,701.69	34,991
Securitization Value beginning of Collection Period	501,425,609.86	13,490
Principal portion of lease payments	9,080,032.46	
Terminations- Early	20,689,575.44	
Terminations- Scheduled	10,167,009.18	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,142,720.70	
Securitization Value end of Collection Period	459,346,272.08	12,462

Pool Factor	29.02%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.25%	11.25%
Weighted Average Remaining Term (months)	28.22	12.34
Weighted Average Seasoning (months)	14.94	32.52
Aggregate Base Residual Value	998,583,831.26	357,108,888.56
Cumulative Turn-in Ratio		35.23%
Proportion of base prepayment assumption realized life to date		102.73%
Actual lifetime prepayment speed		1.00%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	452,616,744.77	12,313	98.53%
31-60 Days Delinquent	4,442,222.99	92	0.97%
61-90 Days Delinquent	1,842,235.80	46	0.40%
91-120 Days Delinquent	445,068.52	11	0.10%
Total	459,346,272.08	12,462	100.00%

Delinquency Trigger	**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.498%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,969,683.54	43	49,824,414.55	1,114
Liquidation Proceeds	874,737.54		32,506,793.44	
Recoveries	567,104.92		11,241,267.19	
Principal Net Credit Loss / (Gain)	527,841.08		6,076,353.92	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.319%
Prior Collection Period	0.068 %
Second Prior Collection Period	0.164 %
Third Prior Collection Period	(0.052%)
Four Month Average	0.375%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.384%

Average Net Credit Loss / (Gain)   5,454.54

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	31,029,621.78	985	692,201,650.49	21,412
Sales Proceeds and Other Payments Received	37,110,508.72		808,899,059.81	
Residual Loss / (Gain)	(6,080,886.94)		(116,697,409.32)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(15.190)%
Prior Collection Period	(15.513%)
Second Prior Collection Period	(10.712%)
Third Prior Collection Period	(8.716%)
Four Month Average	(12.533)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (7.372)%

Average Residual Loss / (Gain)   (5,450.09)